SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

T-NETIX, INC.

(Name of Subject Company)

TZ Holdings, Inc.

H.I.G. Capital Partners III, L.P.
H.I.G. Investment Group III, L.P.
H.I.G.-TNetix, Inc.
TZ Acquisition, Inc.
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

Brian D. Schwartz

President
TZ Acquisition, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jorge L. Freeland, Esq.

White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
(305) 371-2700

SIGNATURES
EXHIBIT INDEX

      This Amendment No. 1 to Tender Offer Statement on Schedule TO (Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2004 by TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.. relating to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX, Inc. (the “Company”) at a price of U.S. $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is being filed on behalf of TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.

      The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Amendment No. 1, except as otherwise set forth below.

2

      The first paragraph in the Offer to Purchase is hereby amended and restated in its entirety as follows:

      “The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of common stock (the “Common Stock”), par value $0.01 per share, of T-NETIX, Inc. (the “Company”), that, together with any shares of Common Stock owned by TZ Holdings, Inc. (“Parent”), TZ Acquisition, Inc. (the “Purchaser”) or any of their respective subsidiaries on the purchase date, constitutes a majority of the shares of Common Stock issued and outstanding on a fully diluted basis, excluding treasury shares, but including the shares of Common Stock the Company is required to issue pursuant to its option plans, or any outstanding warrants or otherwise, whether or not vested or, at the purchase date (the “Minimum Condition”), (2) the expiration or termination of any applicable waiting periods under any Antitrust Laws prior to the expiration of the offer, as described in Section 15 — “Certain Legal Matters; Regulatory Approvals” and (3) the receipt by the Purchaser of debt financing as described in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 22, 2004, by and among Holdings, the Purchaser and the Company. The offer is also conditioned upon the satisfaction of certain other terms and conditions described in Section 14 — “Conditions of the Offer.””

      The following paragraph is hereby inserted in its entirety as the second paragraph to the Offer to Purchase:

      “According to the Company, there were approximately 18,765,173 shares of Common Stock outstanding on a fully diluted basis on January 22, 2004. Therefore, the Minimum Condition would be satisfied if 9,382,587 shares of Common Stock were validly tendered and not withdrawn at the expiration of the Offer. Assuming each of the parties to the Tender Agreement (as defined below) tenders his or its shares of Common Stock in the Offer, the Minimum Condition would be satisfied if at least an additional 4,421,008 shares of Common Stock were validly tendered and not withdrawn at the expiration of the Offer.”

      The paragraphs under the caption “What are the most significant conditions to the offer?” in the Summary Term Sheet on page 6 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

      “Our obligation to accept for payment, purchase or pay for any shares of common stock tendered depends upon a number of conditions, including:

•	there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of common stock of T-NETIX (together with any shares owned by TZ Holdings, us or any of its or our subsidiaries on the purchase date) that constitutes at least a majority of the number of such shares outstanding on a fully diluted basis. According to the Company, there were approximately 18,765,173 shares of Common Stock outstanding on a fully diluted basis on January 22, 2004. Therefore, this condition would be satisfied if 9,382,587 shares were validly tendered and not withdrawn at the expiration of the offer. Assuming each of the parties to the Tender Agreement tenders his or its shares of Common Stock in the offer, this Condition would be satisfied if at least an additional 4,421,009 shares of Common Stock were validly tendered and not withdrawn at the expiration of the Offer.

•	the expiration or termination of any applicable waiting periods under any Antitrust Laws prior to the expiration of the offer.

•	the receipt by us of debt financing as described in the merger agreement.

      See the “Introduction,” Section 14 — “Conditions of the Offer,” Section 15 — “Certain Legal Matters; Regulatory Approvals” and Section 9 — “Source and Amount of Funds” in this Offer to Purchase for more detailed information about the conditions to the Offer.”

      The fifth paragraph of the “Introduction” section on page 9 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      ““HSR Condition” means the expiration or termination of any applicable waiting periods under any Antitrust Laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) prior to the expiration of the Offer.”

      The second sentence of the eleventh paragraph of the “Introduction” section on page 11 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      “The Company has been advised, and has informed Parent, that, as of January 22, 2004, each of the Principal Stockholders intended to tender pursuant to the Offer all outstanding shares of Common Stock owned by him or it, except to the extent that such tender would violate applicable securities laws or require disgorgement of profits from any such tender to the Company under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

      The twelfth paragraph of the “Introduction” section on page 11 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      “Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources and is qualified in its entirety by reference thereto. Neither Parent nor the Purchaser has any knowledge such publicly available information is inaccurate or incomplete. Neither Parent nor the Purchaser can take responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or the Purchaser. Similarly, except as otherwise set forth in this Offer to Purchase, the information concerning Parent and the Purchaser contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by Parent or the Purchaser. The Company takes no responsibility for the accuracy or completeness of the information concerning Parent, the Purchaser, or any of their respective affiliates contained in this Offer to Purchase or the Tender Offer Statement on Schedule TO (“Schedule TO”) or for any failure by Parent, the Purchaser, or any of their respective affiliates to disclose events that may have occurred or may affect the accuracy or completeness of any such information but that are unknown to the Company.”

Item 2.     Acceptance for Payment and Payment for Shares of Common Stock.

      Item 2 is hereby amended to include the following information:

      The first sentence of the first paragraph of Item 2, on page 14 of the Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

      On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Merger Agreement and applicable law (including Rule 14e-1(c) under the Exchange Act), the Purchaser will purchase, by accepting for payment, and will pay for, all shares of Common Stock validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights”) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of those conditions set forth in Section 14 — “Conditions of the Offer,” which by their terms can only be satisfied following the Expiration Date including, but not limited to, the regulatory conditions specified in Section 15 — “Certain Legal Matters; Regulatory Approvals.”

      The second sentence of the fourth paragraph of Item 2, on page 15 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

      “On the terms and subject to the conditions of the Offer, payment for shares of Common Stock accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor promptly after the Expiration Date, with the Depositary which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and promptly transmitting payments to such tendering Holders whose shares of Common Stock have been accepted for payment.”

      The following sentence is inserted at the end of the fourth paragraph of Item 2, on page 15 of the Offer to Purchase:

      The Depositary, on behalf of the Purchaser, is also bound by Rule 14e-1(e) in making prompt payment to tendering holders.

Item 5.     Material United States Federal Income Tax Consequences.

      Item 5 is hereby amended to include the following information:

      The title to Item 5 is hereby amended and restated in its entirety to read “Material United States Federal Income Tax Consequences.”

      The sixth paragraph of Item 5, on page 19 of the Offer to Purchase, is hereby amended and restated in its entirety to read as follows:

      “The U.S. federal income tax discussion set forth above is based upon income tax laws, regulations, rulings and decisions currently available and now in effect, all of which are subject to change (possibly retroactively). Holders are urged to consult their tax advisors with respect to the specific tax consequences of the Offer or the Merger to them, including the application and effect of the alternative minimum tax and state, local and foreign tax laws.”

Item 7.	Certain Information Concerning the Company.

      Item 7 is hereby amended to include the following information:

      The first paragraph on page 20 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      “The Company. Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Neither Parent nor the Purchaser has any knowledge such publicly available information is inaccurate or incomplete. Neither Parent nor the Purchaser can take responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or the Purchaser.

Item 9.	Source and Amount of Funds.

      Item 9 is hereby amended to include the following information:

      The following sentence is added as the last sentence to the first paragraph of Item 9, on page 25 of the Offer to Purchase:

      “Parent intends to repay any loan amounts associated with the Transaction Financing out of the operating cash flow of the Company following the Merger.”

Item 10.  Background of the Offer

      Item 10 is hereby amended to include the following information:

      The tenth paragraph of Item 10, on page 31 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

      “On December 12, 2003, Mooreland conducted additional discussions with HIG concerning the amount of HIG’s offer. During these discussions, Mooreland provided additional supporting information in response to HIG’s due diligence questions and concerns and a review of additional supporting documentation. As a result of this discussion, HIG agreed to increase its offer to $4.60 per share of Common Stock.”

Item 11.	Purpose of the Offer; Plans for the Company; Certain Agreements.

      Item 11 is hereby amended to include the following information:

      The fourth paragraph of Item 11, on page 32 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

      “According to the Company, there were approximately 18,765,173 shares of Common Stock outstanding on a fully diluted basis on January 22, 2004. Therefore, the Minimum Condition would be satisfied if 9,382,587 shares of Common Stock were validly tendered and not withdrawn at the expiration of the Offer. If the Minimum Condition is satisfied pursuant to the Offer, the Merger Agreement provides that the Purchaser will be entitled to designate representatives to serve on the Board of Directors of the Company in proportion to the Purchaser’s ownership of shares of Common Stock following such purchase. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over the Company’s conduct of its business and operations.”

      The third and fourth sentences of the eleventh paragraph on page 34 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

      “Assuming the satisfaction or waiver of the conditions referred to in Section 14 — “Conditions of the Offer,” the Purchaser will, and Parent will cause the Purchaser to, accept for payment and pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. Assuming the satisfaction or waiver of the conditions referred to in Section 14 — “Conditions of the Offer,” Parent will promptly provide to the Purchaser the funds necessary to purchase any shares of Common Stock that the Purchaser becomes obligated to purchase pursuant to the Offer. The Depositary will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and promptly transmitting payments to such tendering Holders whose shares of Common Stock have been accepted for payment. The Depositary, on behalf of the Purchaser, is also bound by Rule 14e-1(e) in making prompt payment to tendering holders.”

      The first sentence of the twelfth paragraph of Item 11, on page 34 of the Offer to Purchase, entitled “Composition of the Board Following Consummation of the Offer” is hereby amended and restated in its entirety to read as follows:

      “According to the Company, there were approximately 18,765,173 shares of Common Stock outstanding on a fully diluted basis on January 22, 2004. Therefore, the Minimum Condition would be satisfied if 9,382,587 shares of Common Stock were validly tendered and not withdrawn at the expiration of the Offer. The Merger Agreement provides that as soon as practicable after the Minimum Condition is satisfied, (i) Parent will be entitled to designate such number of directors, rounded up to the next whole number that will give Parent representation on the Board of Directors of the Company equal to at least the product of (x) the number of directors on the Board of Directors of the Company and (y) the percentage that such number of shares of Common Stock so purchased in the Offer (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) bears to the aggregate number of shares of Common Stock outstanding on the date of purchase (such number being, the “Board Percentage”), and (ii) the Company will use its reasonable best efforts to cause the number of directors nominated by Parent to be appointed to the Board of Directors of the Company in such class of directors as shall ensure the longest possible term for such directors (including using reasonable best efforts to cause relevant directors to resign and/or increasing the size of the Board of Directors of the Company).”

Item 14.     Conditions of the Offer.

      Item 14 is hereby amended and restated in its entirety as follows:

      “Item 14.     Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934 (relating to the Purchaser’s obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), to pay promptly for any shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, any shares, if: (i) there shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (including any extensions thereof in accordance with the terms of the Merger Agreement) a number of shares of Common Stock that represents at least a majority of all issued and outstanding shares, on a fully diluted basis (“on a fully diluted basis” meaning, at any time, the number of shares of Common Stock outstanding, together with the shares of Common Stock the Company may be required to issue pursuant to warrants or options or other obligations outstanding at such time under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable), on the date of purchase (the “Minimum Condition”); (ii) any applicable waiting period (and any extension thereof) under any Antitrust Laws shall not have expired or been terminated (the “Antitrust Condition”); (iii) the financing for the transaction shall not have been obtained prior to the proposed date for the initial purchase of shares by the Purchaser pursuant to the Offer; or (iv) if, at any time on or after the date of the Merger Agreement and at or before the time of payment for any such shares (whether or not any shares have previously been accepted for payment, or paid for, pursuant to the Offer), any of the following shall exist:

(a) there shall be threatened, instituted or pending any action or proceeding by any governmental entity or by any other person or entity, domestic or foreign, before any court of competent jurisdiction or governmental entity: (i) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages; (ii) seeking to prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or to compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, or seeking to impose any limitation on the ability of Parent or the Purchaser to conduct its business or own such assets; (iii) seeking to impose limitations on the ability of Parent or the Purchaser effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser or Parent on all matters properly presented to the Company’s stockholders; (iv) seeking to require divestiture by Parent or the Purchaser of any shares of Common Stock; (v) seeking any material diminution in the benefits expected to be derived by Parent or the Purchaser as a result of the transactions contemplated by the Offer or the Merger; or (vi) otherwise directly or indirectly relating to the Offer or the Merger and which could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on Parent and its subsidiaries taken as a whole;

(b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (i) Parent, the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any governmental entity other than the routine application of the waiting period and second request provisions of the antitrust laws to the Offer or to the Merger, that could reasonably be expected to result directly or indirectly in any of the consequences referred to in paragraph (a) above;

(c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any United States securities exchange or in any United States over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (ii) any material adverse change in the general political, market, economic or financial conditions in the United States or abroad; (iii) any material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (v) any material limitation (whether or not mandatory) by any United States federal or United States state governmental Entity on the extension of credit by banks or other lending institutions; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;

(d) (i) any representation or warranty of the Company contained in the Merger Agreement that is qualified as to material adverse effect shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date), (ii) any representation or warranties of the Company contained in the Agreement that is not qualified as to material adverse effect (other than the representations and warranties of the Company in Section 2.2(a), Section 2.2(b), Section 2.2(e), Section 4.2, Section 4.3, Section 4.5, Section 4.7(a), Section 4.15, Section 4.20, Section 4.21 and Section 4.22 of the Merger Agreement) shall not be true and correct (except where the failure of any such representations or warranties referred to in this clause (ii) to be so true and correct in the aggregate has not had, does not have, and could not reasonably be expected to have, a material adverse effect on the Company) as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date) and (iii) any representation or warranty of the Company contained in Section 2.2(e), Section 4.2, Section 4.3, Section 4.5 and Section 4.15 of the Merger Agreement shall not be materially true and correct or any representation or warranty of the Company contained in Section 2.2(a), Section 2.2(b), Section 4.7(a), Section 4.20, Section 4.21 and Section 4.22 of the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be materially true and correct or true and correct, as the case may be, as of such other specified date);

(e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by the Company under the Merger Agreement;

(f) the Board of Directors of the Company or any committee thereof shall: (i) have withdrawn, modified or amended, or proposed to withdraw, modify or amend, in a manner adverse to Parent or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger, the Merger Agreement or the Tender Agreement; (ii) shall have approved or recommended, or proposed to approve or recommend, any the Purchaser Proposal; (iii) shall have announced a neutral position with respect to any the Purchaser Proposal and has not rejected such the Purchaser Proposal within three (3) business days of the announcement of such neutral position; or (iv) shall have resolved to do any of the foregoing;

(g) there shall have occurred any event, change, occurrence, effect, fact, violation or circumstance having a Material Adverse Effect (as such term is defined in the Merger Agreement);

(h) any representation or warranty of the management Stockholders contained in the Tender Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date) or (ii) the Stockholders shall have failed to perform any obligation or to comply with any agreement or covenant of the Stockholders to be performed or complied with by such Stockholders under the Tender Agreement (except where the failure of (A) any such representations or warranties referred to in clause (i) to be so true and correct or (B) the Stockholders to perform such obligations or to comply with such agreements or covenants referred to in clause (ii) has not had, does not have, and could not reasonably be expected to have, in the aggregate, a material adverse effect on the ability of the Purchaser to complete the Offer or the Merger); or

(i) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of, or payment for, shares of Common Stock.

      The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser, or may be waived by Parent or the Purchaser, in whole or in part in their respective sole discretion at any time and from time to time prior to the expiration of the Offer or, with respect to the Antitrust Condition, before payment for shares of Common Stock. Each such condition shall be deemed an ongoing right that may be asserted at any time and from time to time.

      Should the Offer be terminated pursuant to the foregoing provisions, Parent shall cause all tendered shares of Common Stock not theretofore accepted for payment to promptly be returned to the tendering stockholders.”

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

TZ HOLDINGS, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz

Title: President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. ADVISORS III, LLC, its

general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer

Title: President

H.I.G. INVESTMENT GROUP III, L.P.

By: H.I.G. ASSOCIATES III, LP, its

general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer

Title: President

H.I.G.-TNETIX, INC.

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer

Title: President

TZ ACQUISITION, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz

Title: President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated February 2, 2004.*
Exhibit (a)(2)	Letter of Transmittal.*
Exhibit (a)(3)	Notice of Guaranteed Delivery.*
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.*
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.*
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.*
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.*
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.*
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.*
Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.*
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.*
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.*
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.*

*	Previously filed.

TZ ACQUISITION, INC.

February 17, 2004